MDU RESOURCES GROUP, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
          AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                  Years Ended December 31,
                          2002      2001      2000      1999      1998
                                     (In thousands of dollars)
Earnings Available for
 Fixed Charges:

Net Income per
 Consolidated
 Statements of
 Income               $148,444  $155,849  $111,028  $ 84,080  $ 34,107

Income Taxes            86,230    98,341    69,650    49,310    17,485
                       234,674   254,190   180,678   133,390    51,592

Rents (a)                8,156     6,561     3,952     2,018     1,749

Interest (b)            51,393    51,201    51,801    36,539    31,587

Total Earnings
 Available for
 Fixed Charges        $294,223  $311,952  $236,431  $171,947  $ 84,928

Preferred Dividend
 Requirements         $    756  $    762  $    766  $    772  $    777

Ratio of Income
 Before Income
 Taxes to Net
 Income                    158%      163%      163%      159%      151%

Preferred Dividend
 Factor on Pretax
 Basis                   1,194     1,242     1,249     1,227     1,173

Fixed Charges (c)       59,549    57,762    55,753    38,557    33,336

Combined Fixed
 Charges and
 Preferred Stock
 Dividends            $ 60,743  $ 59,004  $ 57,002  $ 39,784  $ 34,509

Ratio of Earnings
 to Fixed Charges         4.9x      5.4x      4.2x      4.5x      2.5x

Ratio of Earnings
 to Combined
 Fixed Charges
 and Preferred
 Stock Dividends          4.8x      5.3x      4.1x      4.3x      2.5x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.